Filed Pursuant to Rule 433
Registration No. 333-134553

Lehman Brothers Holdings Inc.

Prime Floating Rate Notes due December 23, 2008

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$400,000,000.00
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	December 21, 2006
Maturity Date:	December 23, 2008
Coupon:	Prime Rate minus 2.85%
Interest Payment Dates:	Quarterly on the 23rd day of each December, March, June and September commencing on March 23, 2007
Interest Reset Periods and Interest
Reset Dates:

Daily on each Business Day, commencing on December 21, 2006, provided that (a) the Prime Rate in effect for any day that is not a Business Day shall be the Prime Rate in effect for the prior Business Day and (b) the Prime Rate in effect on the second Business Day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date

Interest Determination Dates:	The first Business Day preceding the applicable Interest Reset Date
Day Count :	Actual/360
Business Day Convention:	Following, Adjusted
CUSIP:	52517PQ61
Denominations:	$1,000
Underwriters:	Lehman Brothers Inc. (98%) (bookrunner)
TD Securities (USA) LLC (1%)
HSBC Securities (USA) Inc. (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.